Exhibit 99.1

Regulated Information

Celyad Oncology Announces Third Quarter 2022 Financial Results and Recent Business Highlights

•	Company continues to transition business focus to monetizing unique cell therapy intellectual property and prioritizing R&D discovery

•	Clinical updates expected by end of year for the Phase 1 dose-escalation IMMUNICY-1 trial for lead shRNA-based allogeneic CAR T candidate, CYAD-211, for relapsed/refractory multiple myeloma (r/r MM)

Mont-Saint-Guibert, Belgium – Celyad Oncology SA (Euronext & Nasdaq: CYAD) (the “Company”), a biotechnology company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer, today provided an update on its financial results and recent business developments for the fiscal quarter ended September 30, 2022.

“This past quarter has been a pivotal moment for the Company as we focus on a new Celyad 2.0 strategy as we seek to monetize our valuable IP estate and leverage our dynamic shRNA technology for our R&D programs. We’ve bolstered our cash runway with an asset purchase agreement for our manufacturing business unit and we believe we are well-positioned to unleash the power of our IP estate and potentially redefine the cell therapy space,” said Michel Lussier, interim Chief Executive Officer of the Company.

Recent Highlights

•	The Company entered into a €6 million asset purchase agreement with Cellistic whereby Cellistic acquired Celyad Oncology’s Good Manufacturing Practice (GMP) grade cell therapy manufacturing facility

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Based on a strategic, financial and medical review, taking into account the costs associated with the pursuit of the program and the delays to reach key medical milestones following the resolution of the previously announced clinical hold, the Company has decided to discontinue the development of CYAD-101

Update on Business Model and Research Programs

As previously announced, with Celyad 2.0, Celyad Oncology is implementing a strategic shift from an organization focused on clinical development to one prioritizing R&D discovery and the monetization of its IP estate through partnerships, collaborations and license agreements. The Company intends to focus its R&D efforts on areas of expertise where it believes it can leverage the differentiated nature of its platform technology and continue to bolster its IP estate.

The Company possesses key technology and controls IP which covers the potential development of next-generation therapies, including those using short hairpin RNA (shRNA) and T cell receptor Inhibitor Molecule (TIM). Celyad Oncology has expanded the IP estate in-licensed from Dartmouth College with additional patents to broadly cover aspects of allogeneic cell therapy. Current discovery programs have the potential to create additional independent IP. The Company is developing a potential next-generation NKG2D Type I receptor CAR T candidate and a technology to potentially utilize this receptor as a basis for dual CAR technology. The Company is also considering the potential to focus R&D efforts on either B7-H6 CAR T or bispecific antibody candidates for a powerful new antigenic target in the oncology field.

In addition, the Company is seeking to advance its shRNA platform through multiplexing technology that allows it to modulate multiple genes simultaneously. This technology is potentially complementary to the Company’s All-in-One Vector approach, which allows for the expression of multiple shRNAs in a single construct within a single transduction step. Combining multiplexed shRNAs with CARs and additional genes of choice provides potential for broad therapeutic functionality.

Update on Clinical Programs

CYAD-211 – Allogeneic shRNA-based, anti-BCMA CAR T candidate for r/r MM

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The dose-escalation Phase 1 IMMUNICY-1 trial is evaluating the tolerability and clinical activity of a single infusion of CYAD-211 following preconditioning with CyFlu (cyclophosphamide and fludarabine) in patients with relapsed / refractory multiple myeloma (r/r MM).

Celyad Oncology SA | Rue Édouard Belin 2, 1435 Mont-Saint-Guibert, Belgium | +32 10 39 41 00

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CYAD-211 was developed to demonstrate potential proof of concept of shRNA technology in the clinic. Our other clinical studies of shRNA disclosed to date have demonstrated encouraging safety and bioactivity signals, and its use as a technology to avoid Graft-versus-Host disease of allogeneic CAR Ts could be a viable approach

•	Clinical updates are expected by year end

Third Quarter 2022 Financial Review

As of September 30, 2022, the Company had cash and cash equivalents of €13.4 million ($13.1 million). Net cash burn during the first quarter of 2022 amounted to €1.0 million ($1.0 million), in line with expectations. The Company confirms its previous guidance that its existing cash and cash equivalents should be sufficient to fund operating expenses and capital expenditure requirements up to mid-2023. This guidance does not include any potential proceeds from the equity purchase agreement established with Lincoln Park Capital Fund, LLC.

After due consideration of detailed budgets and estimated cash flow forecasts for the years 2022 and 2023 which reflect the current strategy of the Company and include expenses and cash outflows estimations in relation to the development of discretionary research programs and pipeline of products candidates, the Company continues to project that its existing cash and cash equivalents will not be sufficient to fund its estimated operating and capital expenditures over at least the next 12 months from the date that the release is issued.

About Celyad Oncology SA

Celyad Oncology is a biotechnology company focused on the research and discovery of chimeric antigen receptor T cell (CAR T) therapies for cancer. The Company is focusing on opportunities to fully harness the true potential of its proprietary technology platforms and intellectual property and support the development of next-generation CAR T candidates in solid tumors and hematological malignancies. Celyad Oncology is based in Mont-Saint-Guibert, Belgium and New York, NY. For more information, please visit www.celyad.com.

Forward-looking statements

This release may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding beliefs about and expectations for the Company’s updated strategic business model, including associated costs, cost savings and timing, statements concerning CYAD-211, including its therapeutic potential and the timing of clinical data, and statements concerning the financial position and cash burn of the Company, including the financial guidance concerning the sufficiency of cash to fund operations into mid-2023. The words “will,” “expect,” “believe,” “potential,” “continue,” “target”, “intend”, “could”, “should” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this release are based on management’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and important factors which might cause actual events, results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks related to the material uncertainty about the Company’s ability to continue as a going concern; the Company’s ability to realize the expected benefits of its updated strategic business model; the Company’s ability to develop its IP assets and enter into partnerships with outside parties; risks related to the Company’s ability to execute on its plans regarding its clinical programs; and other risks identified in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the latest Annual Report on Form 20-F filed with the SEC and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Investor and Media Contact:

Celyad Oncology	investors@celyad.com